Exhibit 99.1

InMode Reports Second Quarter 2024 Financial Results; Quarterly Revenue of $86.4M
Represents 36.5% Year-Over-Year Decrease; Pro Forma Revenue (including new platform pre-
orders not yet delivered) of $102.6M

YOKNEAM, Israel, August 1, 2024 - InMode Ltd. (Nasdaq: INMD) (“InMode”), a leading global provider of innovative medical technologies, today announced its consolidated financial results for the second quarter ended June 30, 2024.

Second Quarter 2024 Highlights:

●
Quarterly GAAP revenue of $86.4 million, a decrease of 36.5% compared to the second quarter of 2023. InMode’s proprietary surgical technology platforms engaged in minimally invasive and subdermal ablative treatments represented 87% of its quarterly revenues, while 6% were derived from InMode’s traditional laser and non-invasive RF platforms and 7% were derived from InMode’s hands-free platforms. Pro-forma revenue (including pre-orders of new platforms not yet delivered) of $102.6 million.

●
GAAP net income of $23.8 million, compared to $55.7 million in the second quarter of 2023; *non-GAAP net income of $29.0 million, compared to $62.2 million in the second quarter of 2023.
**Pro-Forma non-GAAP net income of $39.8 million.

●
GAAP diluted earnings per share of $0.28, compared to $0.65 in the second quarter of 2023; *non-GAAP diluted earnings per share of $0.34, compared to $0.72 in the second quarter of 2023.
**Pro-Forma non-GAAP diluted earnings per share of $0.46.

●	Quarterly revenues from consumables and service of $21.0 million, a decrease of 3% compared to the second quarter of 2023.
●	Total cash position of $729.2 million as of June 30, 2024, including cash and cash equivalents, marketable securities, and short-term bank deposits.

U.S. GAAP Results (U.S. dollars in thousands, except for per share data)
	Q2 2024	Q2 2023
Revenues	$86,449	$136,081
Gross Margins	80%	84%
Net Income	$23,818	$55,729
Earnings per Diluted Share	$0.28	$0.65
*Non-GAAP Results (U.S. dollars in thousands, except for per share data)
	Q2 2024	Q2 2023
Gross Margins	81%	84%
Net Income	$28,976	$62,234
Earnings per Diluted Share	$0.34	$0.72
**Pro-Forma Non-GAAP Results (U.S. dollars in thousands, except for per share data)
	Q2 2024	Q2 2023
Revenue	$102,622	$136,081
Gross Margins	82%	84%
Net Income	$39,764	$62,234
Earnings per Diluted Share	$0.46	$0.72

*Please refer to “Use of non-GAAP Financial Measures” below for important information about non-GAAP financial measures. A reconciliation between U.S. GAAP and non-GAAP Statement of Income is provided following the financial statements that are included in this release. Non-GAAP results exclude share-based compensation adjustments.

** Pro-forma non-GAAP results includes pre-orders of new platforms not yet delivered and excludes share-based compensation.

Management Comments

"The second quarter was challenging for InMode and for the aesthetics industry in general,” said Moshe Mizrahy, Chief Executive Officer. “The quarter was impacted mainly by macroeconomic factors and longer production time of new and complex platforms. However, we are encouraged by the level of interest and orders of our new platforms, Ignite and Optimus Max, and we believe that these advanced platforms will be growth catalysts.

“In addition, as the leading company in the industry, we continue to invest in research and development, and our innovation pipeline is strong. As we offer unique platforms and technologies that require adjustments to the production lines, I would like to recognize the commitment and dedication of our employees who work tirelessly to expedite the production and fulfill orders during these times,” Mizrahy concluded.

Second Quarter 2024 Financial Results

Total GAAP revenues for the second quarter of 2024 reached $86.4 million, a decrease of 36.5% compared to $136.1 million in second quarter of 2023. Pro-forma revenue reached $102.6 million.

“During the second quarter, we began delivering the new platforms and we are on track to complete all deliveries within the next several months,” said Yair Malca, Chief Financial Officer. “Additionally, we are pleased to report that by the end of July 2024 we have successfully completed our third share repurchase program, acquiring 8.37 million shares for the amount of $150 million.”

GAAP gross margin for the second quarter of 2024 was 80% compared to a gross margin of 84% for the Second quarter of 2023. *Non-GAAP gross margin for the second quarter of 2024 was 81% compared to a gross margin of 84% for the second quarter of 2023.
**Pro-forma non-GAAP gross margin for the second quarter of 2024 was 82%.

GAAP operating margin for the second quarter of 2024 was 21%, compared to an operating margin of 42% in the Second quarter of 2023. *Non-GAAP operating margin for the second quarter of 2024 was 27% compared to 47% for the Second quarter of 2023. **Pro-forma non-GAAP operating margin for the second quarter of 2024 was 34%. This decrease was primarily attributable to the decrease in systems sales in North America.

InMode reported GAAP net income of $23.8 million, or $0.28 per diluted share, in the second quarter of 2024, compared to $55.7 million, or $0.65 per diluted share, in the second quarter of 2023. On a *non-GAAP basis, InMode reported net income of $29.0 million, or $0.34 per diluted share, in the second quarter of 2024, compared to $62.2 million, or $0.72 per diluted share, in the second quarter of 2023. **Pro-forma non-GAAP net income of $39.8 million, or $0.46 per diluted share, in the second quarter of 2024.

2024 Financial Outlook

Management provided an outlook for the full year of 2024 ending December 31, 2024. Based on our current estimates, management expects:

●	Full Year 2024 revenue to be $430 to $440 million compared to prior guidance of $485 million to $495 million

●	*Non-GAAP gross margin between 82% and 84% consistent with prior guidance

●	*Non-GAAP income from operations between $150 million and $155 million compared to prior guidance of $169 million to $174 million

●	*Non-GAAP earnings per diluted share between $1.92 and $1.96 compared to previous guidance of $2.01 to $2.05

This outlook is not a guarantee of future performance, and stockholders should not rely on such forward-looking statements. See “Forward-Looking Statements” for additional information.

*Please refer to “Use of non-GAAP Financial Measures” below for important information about non-GAAP financial measures. A reconciliation between U.S. GAAP and non-GAAP Statement of Income is provided following the financial statements that are included in this release. Non-GAAP results exclude share-based compensation adjustments.

** Pro-forma non-GAAP results includes pre-orders of new platforms not yet delivered and excludes share-based compensation.

Based on our 2024 Financial Outlook, it is not expected that there should be any difference between our Pro-forma non-GAAP results and our non-GAAP results for the full year 2024.

The Current Situation in Israel

Regarding the current situation in Israel, management would like to assure investors that the Company is prioritizing the safety and well-being of its employees, and all its team are safe. However, an inability to promptly receive needed supplies and materials due to the ongoing and unpredictable nature of the conflict in Israel and the surrounding region may adversely impact our ability to commercialize and manufacture our product candidates and products in a timely manner. This could cause several delays and/or issues for our operations, which in turn would have a material adverse impact on our ability to commercialize our product candidates and our financial condition.

Use of Non-GAAP Financial Measures

In addition to InMode’s operating results presented in accordance with GAAP, this release contains certain non-GAAP financial measures including non-GAAP net income, non-GAAP earnings per diluted share, non-GAAP operating margin as well as Pro-forma Non-GAAP revenue, pro-forma Non-GAAP net income, pro-forma non-GAAP earnings per diluted share and pro-forma non-GAAP operating margin. Because these measures are used in InMode’s internal analysis of financial and operating performance, management believes they provide investors with greater transparency of its view of InMode’s economic performance. Management also believes the presentation of these measures, when analyzed in conjunction with InMode’s GAAP operating results, allows investors to more effectively evaluate and compare InMode’s performance to that of its peers, although InMode’s presentation of its non-GAAP measures may not be strictly comparable to the similarly titled measures of other companies. Schedules reconciling each of these non-GAAP financial measures are provided as a supplement to this release.

Conference Call Information

Mr. Moshe Mizrahy, Chief Executive Officer, Dr. Michael Kreindel, Co-Founder and Chief Technology Officer, Mr. Yair Malca, Chief Financial Officer, Mr. Shakil Lakhani, President of North America, will host a conference call today, August 1, 2024, at 8:30 a.m. Eastern Time to discuss the second 2024 financial results.

The Company encourages participants to pre-register for the conference call using the following link:
https://dpregister.com/sreg/10190152/fcd9be3160.

Callers will receive a unique dial-in number upon registration, which enables immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

For callers who opt out of pre-registration, please dial one of the following teleconferencing numbers. Please begin by placing your call 10 minutes before the conference call commences. If you are unable to connect using the toll-free number, please try the international dial-in number.

U.S. Toll-Free Dial-in Number: 1-833-316-0562
Israel Toll- Free Dial-in Number: 1-80-921-2373
International Dial-in Number: 1-412-317-5736
Webcast URL: https://event.choruscall.com/mediaframe/webcast.html?webcastid=GpRhmBhV
At:
8:30 a.m. Eastern Time
5:30 a.m. Pacific Time

The conference call will also be webcast live from a link on InMode's website at https://inmodemd.com/investors/events-presentations/. A replay of the conference call will be available from August 1, 2024, at 12 p.m. Eastern Time to August 15, 2024, at 11:59 p.m. Eastern Time. To access the replay, please dial one of the following numbers:

Replay Dial-in U.S TOLL-FREE: 1-877-344-7529
Replay Dial-in Canada TOLL-FREE: 855-669-9658
Replay Dial-in TOLL/INTERNATIONAL: 1-412-317-0088
Replay Pin Number: 2791553

To access the replay using an international dial-in number, please select the link below:
https://services.choruscall.com/ccforms/replay.html

A replay of the conference call will also be available for 90 days on InMode's website at https://inmodemd.com/investors/.

About InMode
InMode is a leading global provider of innovative medical technologies. InMode develops, manufactures, and markets devices harnessing novel radio frequency (“RF”) technology. InMode strives to enable new emerging surgical procedures as well as improve existing treatments. InMode has leveraged its medically accepted minimally invasive RF technologies to offer a comprehensive line of products across several categories for plastic surgery, gynecology, dermatology, otolaryngology, and ophthalmology. For more information about InMode, please visit www.inmodemd.com.

Forward-Looking Statements

The information in this press release includes forward-looking statements within the meaning of the federal securities laws. These statements generally relate to future events or InMode's future financial or operating performance, including the 2024 revenue projection described above. Actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements. In some cases, you can identify these statements because they contain words such as "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions that concern our expectations, strategic plans or intentions. Forward-looking statements are based on management's current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Consequently, actual results could differ materially from those indicated in these forward-looking statements. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements included in InMode's Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 13, 2024, and our future public filings. InMode undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. You are cautioned not to place undue reliance on these forward-looking statements, which pertain only as of the date of this press release.

Company Contact: Yair Malca Chief Financial Officer Phone: (949) 305-0108 Email: Yair.Malca@inmodemd.com	Investor Relations Contact: Miri Segal MS-IR LLC Email: ir@inmodemd.com

INMODE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
REVENUES	86,449	136,081	166,733	242,155
COST OF REVENUES	17,116	22,054	33,481	40,308
GROSS PROFIT	69,333	114,027	133,252	201,847
OPERATING EXPENSES:
Research and development	3,698	3,567	7,216	6,669
Sales and marketing	45,055	51,059	84,850	92,772
General and administrative	2,266	2,392	4,780	4,400
TOTAL OPERATING EXPENSES	51,019	57,018	96,846	103,841
OPERATIONS INCOME	18,314	57,009	36,406	98,006
Finance income, net	8,690	4,445	16,674	7,734
INCOME BEFORE INCOME TAXES	27,004	61,454	53,080	105,740
INCOME TAXES	3,186	5,725	5,566	9,506
NET INCOME	23,818	55,729	47,514	96,234

EARNINGS PER SHARE:
Basic	0.28	0.67	0.56	1.16
Diluted	0.28	0.65	0.55	1.12
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF EARNINGS PER SHARE (in thousands)
Basic	83,878	83,405	84,205	83,280
Diluted	85,890	85,650	86,520	85,579

INMODE LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	June 30, 2024	December 31, 2023
Assets
CURRENT ASSETS:
Cash and cash equivalents	91,997	144,411
Marketable securities	333,517	373,647
Short-term bank deposits	303,694	223,547
Accounts receivable, net of allowance for credit losses	38,154	42,362
Prepaid expense and other receivables	23,003	16,268
Inventories	52,627	45,095
TOTAL CURRENT ASSETS	842,992	845,330
NON-CURRENT ASSETS:
Accounts receivable, net of allowance for credit losses	3,100	3,670
Deferred income tax asset	1,402	1,506
Operating lease right-of-use assets	9,246	9,698
Property and equipment, net	2,396	2,382
Other investments	700	700
TOTAL NON-CURRENT ASSETS	16,844	17,956
TOTAL ASSETS	859,836	863,286
Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Accounts payable	15,548	13,966
Contract liabilities	43,610	10,923
Other liabilities	38,532	39,247
TOTAL CURRENT LIABILITIES	97,690	64,136
NON-CURRENT LIABILITIES:
Contract liabilities	3,455	3,766
Other liabilities	1,899	1,399
Operating lease liabilities	5,671	6,613
TOTAL NON-CURRENT LIABILITIES	11,025	11,778
TOTAL LIABILITIES	108,715	75,914

TOTAL SHAREHOLDERS’ EQUITY	751,121	787,372
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	859,836	863,286

INMODE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	23,818	55,729	47,514	96,234
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	177	184	342	372
Share-based compensation expenses	5,158	6,505	9,141	10,714
Change in allowance for credit losses of trade receivable	97	261	284	239
Loss on marketable securities, net	112	-	141	-
Finance income, net	(5,040)	(1,197)	(9,797)	(2,709)
Deferred income taxes	(56)	43	(93)	62
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	(4,814)	(7,949)	4,494	(5,708)
Increase in other receivables	(4,048)	(3,791)	(6,717)	(4,020)
Decrease (increase) in inventories	(1,025)	2,243	(7,532)	1,329
Increase (decrease) in accounts payable	2,325	1,308	1,582	(2,947)
Increase (decrease) in other liabilities	2,241	7,211	(5,562)	(15,832)
Increase (decrease) in contract liabilities (current and non-current)	23,114	(7,547)	32,376	(3,621)
Net cash provided by operating activities	42,059	53,000	66,173	74,113
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposits	(55,000)	(25,000)	(86,297)	(28,000)
Proceeds from short-term deposits	13,500	31,500	13,500	34,500
Purchase of fixed assets	(246)	(194)	(358)	(535)
Purchase of marketable securities	(64,129)	(54,190)	(185,693)	(132,119)
Proceeds from sale of marketable securities	33,910	-	47,375	-
Proceeds from maturity of marketable securities	89,690	60,891	181,808	111,605
Net cash provided by (used in) investing activities	17,725	13,007	(29,665)	(14,549)
CASH FLOWS FROM FINANCING ACTIVITIES:
Repurchase of ordinary shares	(88,980)	-	(88,980)	-
Exercise of options	395	827	629	2,500
Net cash provided by (used in) financing activities	(88,585)	827	(88,351)	2,500
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(132)	60	(571)	251
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(28,933)	66,894	(52,414)	62,315

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	120,930	92,961	144,411	97,540
CASH AND CASH EQUIVALENTS AT END OF PERIOD	91,997	159,855	91,997	159,855

Revision of prior period financial information

The Company revised certain items within the investing activities with no impact on the net cash used in investing activities. The items impacted were “Investment in short-term deposits” and “Proceeds from short-term deposits” which were decreased by $75,000 and $78,000 for the three months and six months ended June 30,2023 respectively and “Purchase of marketable securities” and “Proceeds from maturity of marketable securities” which were decreased by $0, and $40,423 for the three months and six months ended June 30, 2023.

These changes have no impact on our previously reported consolidated total cash flows from operating activities, financing activities and investing activities in the periods stated above as well as net income and net change in cash and cash equivalents.

The Company evaluated the materiality of the adjustments, individually and in the aggregate, considering both qualitative and quantitative factors, and concluded that it was immaterial to the Company’s prior periods' consolidated financial information. Since the revision was not material to any prior interim period or annual consolidated financial statements, no amendments to previously filed interim or annual periodic financial information was required. Consequently, the Company has revised the historical consolidated financial information presented herein for the impact of the above.

INMODE LTD.
CONDENSED CONSOLIDATED FINANCIAL HIGHLIGHTS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended June 30,				Six months ended June 30,
	2024		2023		2024		2023
Revenues by Category:

Capital Equipment revenues - United States	34,799	41%	73,828	54%	65,658	39%	123,579	51%
Capital Equipment revenues - International	30,606	35%	40,635	30%	57,529	35%	77,008	32%
Total Capital Equipment revenues	65,405	76%	114,463	84%	123,187	74%	200,587	83%
Consumables and service revenues	21,044	24%	21,618	16%	43,546	26%	41,568	17%
Total Revenue	86,449	100%	136,081	100%	166,733	100%	242,155	100%

	Three months ended June 30,						Six months ended June 30,
	2024			2023			2024			2023
	%			%			%			%
	United States	International	Total	United States	International	Total	United States	International	Total	United States	International	Total
Revenues by Technology:
Minimal-Invasive	85	86	87	86	73	81	87	84	86	88	74	83
Hands-Free	11	4	7	11	6	9	9	3	6	10	6	8
Non-Invasive	4	10	6	3	21	10	4	13	8	2	20	9
	100	100	100	100	100	100	100	100	100	100	100	100

INMODE LTD.
RECONCILIATION OF GAAP CONDENSED CONSOLIDATED STATEMENTS OF
 INCOME TO NON-GAAP CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended June 30, 2024			Three months ended June 30, 2023
	GAAP	Share Based Compensation	Non-GAAP	GAAP	Share Based Compensation	Non-GAAP
REVENUES	86,449	-	86,449	136,081	-	136,081
COST OF REVENUES	17,116	(471)	16,645	22,054	(547)	21,507
GROSS PROFIT	69,333	471	69,804	114,027	547	114,574
OPERATING EXPENSES:
Research and development	3,698	(559)	3,139	3,567	(757)	2,810
Sales and marketing	45,055	(3,824)	41,231	51,059	(4,731)	46,328
General and administrative	2,266	(304)	1,962	2,392	(470)	1,922
TOTAL OPERATING EXPENSES	51,019	(4,687)	46,332	57,018	(5,958)	51,060
OPERATIONS INCOME	18,314	5,158	23,472	57,009	6,505	63,514
Finance income (expense), net	8,690	-	8,690	4,445	-	4,445
INCOME BEFORE INCOME TAXES	27,004	5,158	32,162	61,454	6,505	67,959
INCOME TAXES	3,186	-	3,186	5,725	-	5,725
NET INCOME	23,818	5,158	28,976	55,729	6,505	62,234

EARNINGS PER SHARE:
Basic	0.28		0.35	0.67		0.75
Diluted	0.28		0.34	0.65		0.72
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF EARNINGS PER SHARE (in thousands)
Basic	83,878		83,878	83,405		83,405
Diluted	85,890		85,900	85,650		86,243

	Six months ended June 30, 2024			Six months ended June 30, 2023
	GAAP	Share Based Compensation	Non-GAAP	GAAP	Share Based Compensation	Non-GAAP
REVENUES	166,733	-	166,733	242,155	-	242,155
COST OF REVENUES	33,481	(880)	32,601	40,308	(901)	39,407
GROSS PROFIT	133,252	880	134,132	201,847	901	202,748
OPERATING EXPENSES:
Research and development	7,216	(987)	6,229	6,669	(1,258)	5,411
Sales and marketing	84,850	(6,707)	78,143	92,772	(7,769)	85,003
General and administrative	4,780	(567)	4,213	4,400	(786)	3,614
TOTAL OPERATING EXPENSES	96,846	(8,261)	88,585	103,841	(9,813)	94,028
OPERATIONS INCOME	36,406	9,141	45,547	98,006	10,714	108,720
Finance income (expense),net	16,674	-	16,674	7,734	-	7,734
INCOME BEFORE INCOME TAXES	53,080	9,141	62,221	105,740	10,714	116,454
INCOME TAXES	5,566	-	5,566	9,506	-	9,506
NET INCOME	47,514	9,141	56,655	96,234	10,714	106,948

EARNINGS PER SHARE:
Basic	0.56		0.67	1.16		1.28
Diluted	0.55		0.65	1.12		1.24
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF EARNINGS PER SHARE (in thousands)
Basic	84,205		84,205	83,280		83,280
Diluted	86,520		86,531	85,579		86,062